SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 1)*


NAME OF ISSUER:                     ConocoPhillips

TITLE OF CLASS OF SECURITIES:       Common Stock

CUSIP NUMBER:                       20825C104

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         (X) Rule 13d-1(b)
         (  ) Rule 13d-1(c)
         (  ) Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

                                PAGE 1 OF 6 PAGES
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                                       13G

CUSIP No.: 20825C104


1. NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans

2. CHECK THE APPROPRIATE [LINE]IF A MEMBER OF A GROUP

         Not Applicable                     A.                        B.
                                                                           -

3. SEC USE ONLY


4. CITIZENSHIP OF PLACE OF ORGANIZATION
         Pennsylvania


(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                           None

6. SHARED VOTING POWER

                           62,877,126 Shares

7. SOLE DISPOSITIVE POWER

                           None

8. SHARED DISPOSITIVE POWER

                           62,877,126 Shares


                                PAGE 2 OF 6 PAGES

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                                       13G

CUSIP No.: 20825C104

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           62,877,126 Shares


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           N/A


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           9.236%

12. TYPE OF REPORTING PERSON

                           BK


                                PAGE 3 OF 6 PAGES

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13G
                        UNDER THE SECURITIES ACT OF 1934
                                  ------------

Check the following [line] if a fee is being paid with this statement N/A

Item 1 (a) - Name of Issuer

                           ConocoPhillips

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           600 North Dairy Ashford Road, Houston, TX  77079

Item 2 (a) - Name of Person Filing:

     Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans.

Item 2 (b) - Address of Principal Business Office or, if none, Residence:

                           500 Admiral Nelson Blvd.
                           Malvern, PA 19355


Item 2 (c) - Citizenship

     Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) - Title of Class of Securities

                           Common Stock

Item 2 (e) - CUSIP Number

                           20825C104

Item 3 - Type of Filing:

     This statement is being filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

                           (b) X Bank as defined in Section 3(a)(6) of the Act.


                                PAGE 4 OF 6 PAGES

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Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                           62,877,126 Shares

         (b) Percent of Class:

                           9.236%

         (c) Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: None

     (ii) shared power to vote or to direct the vote 62,877,126 Shares*

     (iii) sole power to dispose or to direct the disposition of: None

     (iv) shared power to dispose or to direct the disposition of: 62,877,126 Shares**

     * Each participant holding shares of Common Stock in each of the Trusts shall instruct the Trustee how to vote the shares of Company Stock attributable to such participant's account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of Common Stock attributable to such participants accounts in accordance with the instruction of such participants. If, prior to any vote of stockholders, the Trustee has not received instructions from such participants with respect to any shares of Company Stock in their accounts, the Trustee may vote such shares at such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

     ** Shares of Common Stock in each of the Trusts are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of each of the Trusts.

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

                                PAGE 5 OF 6 PAGES


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Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           DATE:    JANUARY 29, 2004


                                    VANGUARD FIDUCIARY TRUST COMPANY, AS TRUSTEE for Certain employee benefit plans


                                    BY:_________________________________________
                                  NAME:     Matthew Kogan
                                 TITLE:     Assistant Secretary



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